Advantest Corporation (FY2013 Q1)

FY2013 First Quarter Consolidated Financial Results
(Advantest’s consolidated financial statements are prepared in accordance with U.S. GAAP)
(Period ended June 30, 2013)
(Unaudited)

July 25, 2013
Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchange on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Director, Managing Executive Officer and Executive Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	August 14, 2013
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)
1. Consolidated Results of FY2013 Q1 (April 1, 2013 through June 30, 2013)
(1)      Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2013 Q1	30,090	(9.8)	(3,316)	－	(2,845)	－	(3,641)	－
FY2012 Q1	33,355	24.2	756	(3.6)	1,255	231.7	423	22.4
(Note) Quarterly comprehensive income (loss): FY2013 Q1 (Y) 2,628 million (-%); FY2012 Q1 (Y) (4,120) million (-%)

	Net income (loss) per share - basic		Net income (loss) per share- diluted
		Yen		Yen
FY2013 Q1	(20.93)		(20.93)
FY2012 Q1	2.44		2.44

(2)      Consolidated Financial Position
	Total assets		Net assets		Stockholders’ Equity		Equity-to-assets ratio
		Million yen		Million yen		Million yen		%
FY2013 Q1	230,592		142,620		142,620		61.8
FY2012	225,515		141,241		141,241		62.6

2. Dividends

	Dividend per share
(Record Date)	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2012	－	10.00	－	10.00	20.00
FY2013	－	N/A	N/A	N/A	N/A
FY2013 (forecast)	N/A	10.00	－	10.00	20.00
(Note) Revision of dividends forecast for this period: No

Advantest Corporation (FY2013 Q1)

3. Projected Results for FY2013 (April 1, 2013 through March 31, 2014)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes and equity in earnings of affiliated company		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2013 Q2 (Cumulative term)	－	－	－	－	－	－	－	－	－
FY2013	160,000	20.4	13,000	－	13,000	－	9,800	－	56.34
(Note) Revision of projected results for this period: No
Advantest doesn’t report projected results for FY2013 Q2 (cumulative term).

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): No

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
(Note) Please see “Business Results” 2. Others on page 6 for details.

(3)	Accounting changes:
1) Changes based on revisions of accounting standard: Yes
2) Changes other than 1) above: No
(Note) Please see “Business Results” 2. Others on page 7 for details.

(4)	Number of issued and outstanding stock (common stock):
1) Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2013 Q1  199,566,770 shares; FY2012  199,566,770 shares.
2) Number of treasury stock at the end of each fiscal period:
FY2013 Q1  25,371,716 shares; FY2012  25,773,688 shares.
3) Average number of outstanding stock for each period (cumulative term):
FY2013 Q1  173,948,323 shares; FY2012 Q1  173,275,300 shares.

Status of Quarterly Review Procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2013 Q1)

Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Prospects for the Current Fiscal Year	P. 6
2.	Others		P. 6
	(1)	Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements	P. 6
	(2)	Accounting Changes	P. 7
3.	Consolidated Financial Statements and Other Information		P. 8
	(1)	Consolidated Balance Sheets (Unaudited)	P. 8
	(2)	Consolidated Statements of Operations (Unaudited)	P.10
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.11
	(4)	Consolidated Statements of Cash Flows (Unaudited)	P.12
	(5)	Notes to Consolidated Financial Statements	P.13
		(Notes on Going Concern)	P.13
		(Notes on Significant Changes to Stockholders’ Equity)	P.13
		(Segment Information)	P.13

Advantest Corporation (FY2013 Q1)

1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2013 Q1 (April 1, 2013 through June 30, 2013)

(in billion yen)
	Three months ended June 30, 2012	Three months ended June 30, 2013	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders received	46.2	39.5	(14.5%)
Net sales	33.4	30.1	(9.8%)
Operating income (loss)	0.8	(3.3)	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	1.3	(2.8)	－
Net income (loss)	0.4	(3.6)	－

During the first quarter, the overall global economy showed increasingly marked signs of a growth slowdown. The Japanese economy, on the other hand, showed signs of improvement as a result of the yen depreciation in the currency market.  The United States economy continued its gradual recovery, with ongoing improvements in the employment picture and the housing market and brisk consumer spending. On the other hand, the sovereign debt crisis and the effects of fiscal tightening continued to weigh on European economies, while the emerging economies that have played driving roles in global expansion over the past few years faced a greater concern for a downturn, especially in China.
In the semiconductor industry, the influence of weaker PC demand in late 2012 through early 2013 had suppressed capital spending in most areas except for some leading-edge investments. However, the spring of 2013 saw chipmakers steadily shifting towards making capital expenditures as they were encouraged by the continuing growth of the mobile applications market. In addition to new investments in DRAM production, which had been most constrained in the industry, manufacturers also placed a stream of equipment orders for other types of semiconductor production, anticipating increased demand from mobile devices.
Amid this improving business environment, Advantest posted an increase in orders compared to the previous quarter despite failing to reach the level of the corresponding period in the last fiscal year, when several large-volume orders had a favorable impact. Sales in the first quarter remained depressed, owing to a lower backlog of orders at the end of the previous period, although Advantest expects to post sales growth in the second quarter.  Earnings also suffered as a result of lower sales in the period and the increase in costs denominated in foreign currencies resulting from yen depreciation that exceeded initial estimates.
As a result of the above, orders received were (Y) 39.5 billion (a 14.5% decrease in comparison to the corresponding period of the previous fiscal year) and net sales were (Y) 30.1 billion (a 9.8% decrease in comparison to the corresponding period of the previous fiscal year). Operating loss was (Y) 3.3 billion, net loss before income taxes and equity in earnings of affiliated company was (Y) 2.8 billion, and net loss was (Y) 3.6 billion. The percentage of net sales to overseas customers was 91.1%. (which was 91.4% in the corresponding period of the previous fiscal year)

Conditions of business segments are described below.

Advantest Corporation (FY2013 Q1)

<Semiconductor and Component Test System Segment>
(in billion yen)
	Three months ended June 30, 2012	Three months ended June 30, 2013	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders received	37.6	28.2	(25.1%)
Net sales	25.9	21.0	(18.8%)
Operating income (loss)	3.3	(1.3)	－
The Semiconductor and Component Test System Segment experienced vibrant demand for non-memory test systems, mainly for communications semiconductors, as a result of the renewed move by manufacturers to expand production capacity for semiconductors used in mobile devices. Memory test systems, which were affected by capital expenditure restrictions in the previous fiscal year, also saw recovering demand, as expansion in mobile DRAM supply capacity accompanied improvements in memory chips function speed. Sales and income, however, were suppressed as a result of the low order backlog at the end of the previous quarter.
As a result of the above, orders received were (Y) 28.2 billion, (a 25.1% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 21.0 billion (a 18.8% decrease in comparison to the corresponding period of the previous fiscal year), and  operating loss was (Y) 1.3  billion.

< Mechatronics System segment>
(in billion yen)
	Three months ended June 30, 2012	Three months ended June 30, 2013	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders received	4.2	4.7	12.3%
Net sales	3.3	3.5	5.3%
Operating income (loss)	(1.1)	(1.4)	－
Tracking the improving demand for memory test systems which has impact on this segment, Mechatronics System Segment posted growth in orders and sales, but continued to lag in terms of profit.
As a result of the above, orders received were (Y) 4.7 billion, (a 12.3% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 3.5 billion (a 5.3% increase in comparison to the corresponding period of the previous fiscal year), and operating loss was (Y)1.4  billion.

<Services, Support and Others Segment>
(in billion yen)
	Three months ended June 30, 2012	Three months ended June 30, 2013	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders received	4.7	6.7	42.0%
Net sales	4.6	5.6	22.5%
Operating income	0.0	0.4	14.4 times
Supported by the growth in the number of installed test systems, Services, Support and Others Segment saw increased customer demand for service contracts.
As a result of the above, orders received were (Y) 6.7 billion, (a 42.0% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 5.6 billion (a 22.5% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 0.4 billion (a 14.4 times increase in comparison to the corresponding period of the previous fiscal year).

Advantest Corporation (FY2013 Q1)

(2) Analysis of Financial Condition
Total assets at June 30, 2013 amounted to (Y) 230.6 billion, an increase of (Y) 5.1 billion compared to March 31, 2013, primarily due to an increase of (Y) 3.2 billion in goodwill caused primarily by yen depreciation and (Y) 1.6 billion in cash and cash equivalents. The amount of total liabilities was (Y) 88.0 billion, an increase of (Y) 3.7 billion compared to March 31, 2013, primarily due to an increase of (Y) 2.1 billion in trade accounts payable. Stockholders’ equity was (Y) 142.6 billion. Equity to assets ratio was 61.8%, a decrease of 0.8 percentage points from March 31, 2013.

(Cash Flow Condition)
Cash and cash equivalents held at June 30, 2013 were (Y) 47.3 billion, an increase of (Y) 1.6 billion from March 31, 2013. Significant cash flows during the first quarter of this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 2.8 billion (net cash outflow (Y) 1.9 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to a decrease of (Y) 2.2 billion in trade accounts receivable and an increase of (Y) 1.7 billion in trade accounts payable, respectively, and adjustments of non cash items such as depreciation and amortization, despite the net loss being (Y) 3.6 billion.
Net cash used in investing activities was (Y) 2.0 billion (net cash outflow (Y) 3.3 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to payments for acquisition of tangible fixed assets in the amount of (Y) 1.4 billion and acquisition of the subsidiary in (Y) 1.2 billion.
Net cash used in financing activities was (Y) 1.1 billion (net cash outflow (Y) 1.6 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to dividends paid of (Y) 1.6 billion.

(3) Prospects for the Current Fiscal Year
As mobile device sales volume is expected to continue to grow strongly due to the worldwide adoption of smartphones and tablet devices, major semiconductor manufacturers have rediscovered their appetite for capital expenditures, with stronger interest in increasing production of leading-edge semiconductors.  Advantest therefore expects demand for the test systems to begin to increase. For FY2013, Advantest forecasts net sales of (Y) 160.0 billion, operating income of (Y) 13.0 billion, and net income of (Y) 9.8 billion. These forecasts are unchanged from our announcement in April 2013, and are based on foreign exchange rates of 90 Yen to the US dollar and 120 Yen to the Euro.
In June 2013, Advantest completed its acquisition of W2BI.COM, INC (“W2BI”), a provider of system level test automation software focusing on wireless communications, making W2BI a wholly-owned subsidiary of Advantest’s US subsidiary, Advantest America, Inc. Advantest expects to leverage its global sales and support network and will endeavor to maximize its earnings in the rapidly growing mobile device testing market.

2.  Others
(1) Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the first quarter, its best estimate of the annual effective tax rate for the full fiscal year and uses that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

Advantest Corporation (FY2013 Q1)

(2) Accounting Changes
In July 2012, the FASB amended the accounting guidance to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories.  The guidance permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value.  For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, the guidance eliminates the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance was adopted by Advantest in the first quarter beginning April 1, 2013.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In February 2013, the FASB finalized the accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income. This new guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The guidance was adopted by Advantest in the first quarter beginning April 1, 2013. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

Advantest Corporation (FY2013 Q1)

3. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2013	June 30, 2013

Current assets:
Cash and cash equivalents	¥45,668	47,252
Trade receivables, net	26,953	25,351
Inventories	31,849	32,724
Other current assets	8,319	8,608

Total current assets	112,789	113,935

Investment securities	5,923	6,161
Property, plant and equipment, net	41,368	41,278
Intangible assets, net	15,833	16,108
Goodwill	41,670	44,894
Other assets	7,932	8,216

Total assets	¥225,515	230,592

Advantest Corporation (FY2013 Q1)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2013	June 30, 2013

Current liabilities:
Trade accounts payable	¥10,380	12,526
Accrued expenses	7,910	7,964
Income taxes payable	1,436	1,855
Accrued warranty expenses	1,889	1,927
Customer prepayments	3,198	2,989
Other current liabilities	3,087	3,684

Total current liabilities	27,900	30,945

Corporate bonds	25,000	25,000
Accrued pension and severance costs	26,785	27,221
Other liabilities	4,589	4,806

Total liabilities	84,274	87,972

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	42,801	42,624
Retained earnings	170,626	164,390
Accumulated other comprehensive income (loss)	(6,929)	(660)
Treasury stock	(97,620)	(96,097)

Total stockholders’ equity	141,241	142,620

Total liabilities and stockholders’ equity	¥225,515	230,592

Advantest Corporation (FY2013 Q1)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2012	June 30, 2013

Net sales	¥33,355	30,090
Cost of sales	15,797	14,798

Gross profit	17,558	15,292

Research and development expenses	8,054	8,720
Selling, general and administrative expenses	8,748	9,888

Operating income (loss)	756	(3,316)

Other income (expense):
Interest and dividend income	68	76
Interest expense	(30)	(34)
Gain on sale of investment securities	—	492
Other, net	461	(63)

Total other income (expense)	499	471

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	1,255	(2,845)

Income taxes (benefit)	853	798
Equity in earnings (loss) of affiliated company	21	2

Net income (loss)	¥423	(3,641)

	Yen
	Three months ended	Three months ended
	June 30, 2012	June 30, 2013

Net income (loss) per share:
Basic	¥2.44	(20.93)
Diluted	2.44	(20.93)

Advantest Corporation (FY2013 Q1)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2012	June 30, 2013

Comprehensive income (loss)
Net income (loss)	¥423	(3,641)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(4,236)	5,966
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) arising during the period	(591)	502
Less reclassification adjustments for net gains (losses) realized in earnings	—	(318)
Net unrealized gains (losses)	(591)	184

Pension related adjustments	284	119

Total other comprehensive income (loss)	(4,543)	6,269

Total comprehensive income (loss)	¥(4,120)	2,628

Advantest Corporation (FY2013 Q1)

(4) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2012	June 30, 2013

Cash flows from operating activities:
Net income (loss)	¥423	(3,641)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,892	2,321
Deferred income taxes	(9)	252
Changes in assets and liabilities:
Trade receivables	(994)	2,204
Inventories	(3,794)	(378)
Trade accounts payable	3,543	1,734
Accrued expenses	(3,315)	(69)
Income taxes payable	643	354
Accrued warranty expenses	(49)	16
Customer prepayments	45	(349)
Accrued pension and severance costs	35	292
Other	(290)	30

Net cash provided by (used in) operating activities	(1,870)	2,766

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	-	669
Acquisition of subsidiary, net of cash acquired	-	(1,168)
Proceeds from sale of property, plant and equipment	22	179
Purchases of property, plant and equipment	(3,129)	(1,415)
Purchases of intangible assets	(98)	(225)
Other	(45)	(9)

Net cash provided by (used in) investing activities	(3,250)	(1,969)

Cash flows from financing activities:
Increase (decrease) in short term debt	(25,000)	-
Proceeds from issuance of corporate bonds	25,000	-
Dividends paid	(1,577)	(1,591)
Other	8	483

Net cash provided by (used in) financing activities	(1,569)	(1,108)

Net effect of exchange rate changes on cash and cash equivalents	(1,535)	1,895

Net change in cash and cash equivalents	(8,224)	1,584

Cash and cash equivalents at beginning of period	58,218	45,668

Cash and cash equivalents at end of period	¥49,994	47,252

Advantest Corporation (FY2013 Q1)

(5)Notes to Consolidated Financial Statements

(Notes on Going Concern): None

(Notes on Significant Changes to Stockholders’ Equity): None

(Segment Information)
	Yen (Millions)
	Three months ended June 30, 2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥25,521	3,239	4,595	－	33,355
Inter-segment sales	361	106	－	(467)	－
Net sales	25,882	3,345	4,595	(467)	33,355
Operating income (loss) before stock option compensation expense	3,345	(1,147)	26	(1,468)	756
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥756

	Yen (Millions)
	Three months ended June 30, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥20,939	3,522	5,629	－	30,090
Inter-segment sales	75	－	－	(75)	－
Net sales	21,014	3,522	5,629	(75)	30,090
Operating income (loss) before stock option compensation expense	(1,260)	(1,365)	381	(1,072)	(3,316)
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥(3,316)

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.